TETRA TECH

# CONSENT OF QUALIFIED PERSON

**To: All Applicable Securities Regulatory Authorities**

Re: Technical Report on the Yerington Copper Project dated February 17, 2012.

A technical report entitled "NI 43-101 Technical Report, Mineral Resource, Yerington Copper Project" dated February 17, 2012 (the "**Technical Report**") was prepared for Singatse Peak Services ("**Singatse**") in compliance with *National Instrument 43-101 Standards of Disclosure for Mineral Projects* ("**NI 43-101**") by Tetra Tech, Inc.

The undersigned does hereby consent to the filing with all applicable securities regulatory authorities of the Technical Report and to the written disclosure of the Technical Report and the extracts from, or summary of, or references to the Technical Report by Singatse.

The undersigned does hereby confirm that I have read the press release dated January 5, 2012 and the press release fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 28th day of February, 2012.

**TETRA TECH, INC.**

By: Rex C. Bryan, PhD.
Title: Senior Geostatistician

Tetra Tech
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